82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

02015039

SUPPL

02 FEB 12 AM 8:43

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

Bornheim, Januar 11th, 2001

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Kinsey,

enclosed please find two of our last press releases. The first was issued on the 27th November, 2001. I have to notice that this is a press release of HORNBACH HOLDING AG, but it is an important brief report concerning the strategic alliance between HORNBACH and Kingfisher.

The second report was issued on the 20th December, 2001. It is a brief report concerning the third quarter of our fiscal year 2001/02 (01.03. - 30.11.2001).

In addition I send you the exact Ad hoc-notification.

Kind regards,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

ppa Judith Würtz

dw 2/12

Enclosure
Press Release

Zwischenbericht zum Dreivierteljahr 2001/2002
(1. März bis 30. November 2001)

HORNBACH setzt sich vom Wettbewerb in Deutschland weiter ab

In den ersten neun Monaten des laufenden Geschäftsjahrs 2001/2002 hat die HORNBACH-Baumarkt-AG die Konzernumsätze im Vergleich zum Vorjahreszeitraum brutto um 9,9 % auf 2.576 Mio. DM (Vorjahr 2.345 Mio. DM) erhöht. Die Nettoumsätze stiegen um 9,8 % auf 2.218 Mio. DM (2.021 Mio. DM).
Diese Umsatzzuwächse wurden zum einen durch erfolgreiche Neueröffnungen großflächiger Bau- und Gartenmärkte im In- und Ausland erreicht. Zum anderen hat HORNBACH den Umsatz auf zum Vorjahr vergleichbarer Verkaufsfläche erneut verbessert. Im 3. Quartal wuchs der Umsatz auf vergleichbarer Fläche konzernweit um 2,2 %, kumuliert in den ersten neun Monaten um 2,0 %.
Dank der guten Ergebnisse im Oktober und November 2001 steuerte die Kennziffer der HORNBACH Bau- und Gartenmärkte in Deutschland nach neun Monaten ins Plus (+0,3 %) und damit deutlich gegen den Branchentrend. Die internationalen Märkte steigerten den Umsatz auf vergleichbarer Fläche um 8,8 %. HORNBACH setzt sich mit seinem international erfolgreichen Handelsformat vom Wettbewerb weiter deutlich ab. Nach Angaben des Branchenverbandes BHB schrumpften die flächenbereinigten DIY-Umsätze in Deutschland von Januar bis September 2001 um 4,4 %.

Im dritten Quartal wurden mit Graz und Wels zwei neue großflächige Märkte in Österreich eröffnet. Zum 30. November 2001 betreibt die HORNBACH-Baumarkt-AG damit 74 Märkte in Deutschland, 7 in Österreich, 5 in den Niederlanden, 3 in Tschechien und einen Markt in Luxemburg. Seit Beginn des Geschäftsjahres hat sich die Verkaufsfläche auf 874.000 qm (Vorjahr 780.000 qm) erhöht. Die durchschnittliche Verkaufsfläche der nun 90 Bau- und Gartenmärkte beträgt 9.700 qm je Markt.

Deutlicher Ergebnisanstieg im 3. Quartal

Im 3. Quartal des laufenden Geschäftsjahres hat sich das Ergebnis signifikant verbessert und liegt nun nach neun Monaten deutlich über dem Vorjahresniveau. Das Ergebnis der gewöhnlichen Geschäftstätigkeit erhöhte sich zum 30. November 2001 um 6,4 % auf 104 Mio. DM (Vorjahr 98 Mio. DM). Das Ergebnis vor Zinsen (EBIT) stieg um 4,6 % auf 134 Mio. DM (Vorjahr 128 Mio. DM). Das Ergebnis vor Abschreibungen und Zinsen (EBITDA) verzeichnete ein Plus von 2,5 % auf 208 Mio. DM (Vorjahr 203 Mio. DM). Der Jahresüberschuss verbesserte sich um 28,9 % auf 66,5 Mio. DM (Vorjahr 51,6 Mio. DM); das DVFA/SG-Ergebnis je Aktie stieg um 29,1 % auf 4,17 DM (3,23 DM).
Einen Überblick über die Erfolgsrechnung und die wichtigsten Kennziffern in den ersten neun Monaten

HORNBACH-Baumarkt-AG-Konzern Wichtige Kennziffern (1. März bis 30. November 2001)	**9 Monate 2001/2002** in Mio. DM	**Veränderung zum Vorjahr** in %	**9 Monate 2000/2001** in Mio. DM
Ertragsdaten			
Bruttoumsatz	2.575,6	9,9	2.344,5
Nettoumsatz	2.218,3	9,8	2.020,5
Sonstige betriebliche Erträge	28,0	4,9	26,7
Rohergebnis	822,7	11,0	740,9
Personalaufwand	321,1	16,0	276,7
Abschreibungen auf immaterielle Vermögensgegenstände des Anlagevermögens und Sachanlagen	73,8	– 1,1	74,6
Sonstige betriebliche Aufwendungen	293,5	12,4	261,2
Finanzergebnis	– 30,5	– 1,0	– 30,8
Ergebnis der gewöhnlichen Geschäftstätigkeit	**103,8**	**6,4**	**97,6**
Steuern vom Einkommen und Ertrag	35,0	–20,3	43,9
Sonstige Steuern	2,3	9,5	2,1
Jahresüberschuss	**66,5**	**28,9**	**51,6**
Sonstige Daten			
Betriebsergebnis vor Zins (EBIT)	134,3	4,6	128,4
Betriebsergebnis vor Zins und AfA (EBITDA)	208,1	2,5	203,0
DVFA/SG-Ergebnis je Aktie in DM	4,17 DM	29,1	3,23 DM

Alle Angaben nach HGB

des Geschäftsjahres 2001/2002 gibt die tabellarische Übersicht auf Seite 1.

Mitarbeiter

Zum Stichtag 30. November 2001 werden europaweit 7.766 (Vorjahr 7.016) Mitarbeiterinnen und Mitarbeiter beschäftigt. Im Jahresdurchschnitt und auf Vollzeit sind es 6.706 (Vorjahr 6.039) Beschäftigte.

Investitionen

In den ersten neun Monaten 2001/2002 wurden 169 Mio. DM (Vorjahr 104 Mio. DM) überwiegend in Grundstücke und Gebäude (70 %) sowie in Betriebs- und Geschäftsausstattung (30 %) investiert.

Auskunft über die Finanzierungs- und Investitionstätigkeit gibt die nachfolgende Kapitalflussrechnung:

HORNBACH-Baumarkt-AG-Konzern Kapitalflussrechnung	**9 Monate 2001/2002** in Mio. DM	**9 Monate 2000/2001** in Mio. DM
Jahresüberschuss	67	52
Abschreibungen auf Gegenstände des Anlagevermögens	74	74
Veränderung der Rückstellungen	13	– 27
Gewinn/Verlust aus dem Abgang von Gegenständen des Anlagevermögens	– 1	0
Veränderung der Vorräte, der Forderungen aus Lieferungen und Leistungen sowie anderer Aktiva	– 53	17
Veränderung der Verbindlichkeiten aus Lieferungen und Leistungen sowie anderer Passiva	34	50
Mittelzufluss aus laufender Geschäftstätigkeit	**134**	**166**
Einzahlungen aus Abgängen von Gegenständen des Anlagevermögens	92	4
Auszahlungen für Investitionen in das Anlagevermögen	– 140	– 104
Auszahlungen für Investitionen in immaterielle Vermögensgegenstände	– 2	0
Auszahlungen für den Erwerb von konsolidierten Unternehmen und sonstigen Geschäftseinheiten	– 23	0
Mittelabfluss aus der Investitionstätigkeit	**– 73**	**– 100**
Auszahlungen an Gesellschafter	– 26	– 26
Einzahlungen aus der Aufnahme von Finanzkrediten	16	61
Auszahlungen für die Tilgung von Finanzkrediten	– 34	– 51
Ein-/Auszahlungen aus Konzernfinanzierung	– 52	22
Veränderung der Kontokorrentverbindlichkeiten	54	– 39
Mittelzufluss aus der Finanzierungstätigkeit	**– 42**	**– 33**
Zahlungswirksame Veränderung des Finanzmittelbestands	19	33
Finanzmittelbestand 1. März	58	58
Finanzmittelbestand 30. November	**77**	**91**

Euro-Umstellung

Die organisatorischen und technischen Vorbereitungen für die Euro-Umstellung sind abgeschlossen. Im Übrigen hat sich HORNBACH selbst dazu verpflichtet, die Artikelpreise im Rahmen der Währungsumstellung weder vor noch nach dem Stichtag 1. Januar 2002 zu verändern. Die DM-Preise werden exakt zum Euro-Referenzkurs umgerechnet.

Ausblick

Die HORNBACH-Baumarkt-AG wird im Februar 2002 den Vorstand für Informationssysteme (IS) und Logistik neu besetzen. Wie in einer Ad-hoc-Mitteilung vom heutigen Tage gemeldet wurde, hat der Personalausschuss des Aufsichtsrats der Gesellschaft dem Gesamtaufsichtsrat vorgeschlagen, Dr. Bernd Lübcke (50) mit Wirkung zum 1. Februar 2002 als Vorstand für IS und Logistik zu berufen.

Im weiteren Verlauf des Geschäftsjahres 2001/2002 ist eine zusätzliche Markteröffnung in Dresden geplant. Die Bruttoumsätze der HORNBACH-Baumarkt-AG bis Geschäftsjahresende (28. Februar 2002) entwickeln sich trotz des schwierigen Marktumfeldes planmäßig und werden voraussichtlich rund 3,3 Mrd. DM betragen. Die Erträge werden über dem Vorjahr liegen.

Bornheim, 20. Dezember 2001

HORNBACH-Baumarkt-Aktiengesellschaft
Der Vorstand

Nine Months Interim Report 2001/2002

(1 March to 30 November 2001)

HORNBACH stretches ahead of the competition in Germany

In the first nine months of the current fiscal year 2001/2002 HORNBACH-Baumarkt-AG increased group sales by comparison with the same period last year gross by 9.9 % to 2,576 mill. DM (prior year 2,345 mill. DM). Net sales rose by 9.8 % to 2,218 mill. DM (2,021 mill. DM).

This growth in sales was achieved on one hand by successfully opening new large-scale DIY superstores with garden centres at home and abroad. On the other hand HORNBACH has again improved like-for-like sales compared with the prior year. In the third quarter like-for-like sales grew by 2.2 % throughout the group, accumulated in the first nine months by 2.0 %.

Thanks to good results in October and November 2001 the ratios of HORNBACH DIY superstores with garden centres steered their way into profit after 9 months (+0.3 %) which was significantly against the trend for the industry. International stores increased like-for-like sales by 8.8 %. HORNBACH is getting stretching away from the competition with its internationally-successful trading format. According to information provided by the BHB trade federation area-adjusted DIY-sales in Germany shrank by 4.4 % from January to September 2001.

In the third quarter two new large DIY superstores with garden centres were opened up in Austria at Graz and Wels. This means that as of 30 November 2001 HORNBACH-Baumarkt-AG is operating 74 DIY superstores in Germany, 7 in Austria, 5 in The Netherlands, 3 in the Czech Republic and one in Luxembourg. Since the beginning of the fiscal year the sales area has increased to 874,000 sq m (prior year: 780,000 sq m). The average sales area of the 90 DIY superstores with garden centres is now 9,700 sq m per store.

Significant increase in profits in 3rd quarter

Profits have improved significantly in the third quarter of the current fiscal year and after nine months now lie well above the level for the previous year. This meant that the result from ordinary activities has risen by 6.4 % to 104 mill. DM (prior year 98 mill. DM) as of 30 November 2001. Earnings before interest and taxes (EBIT) rose by 4.6 % to 134 mill. DM (prior year 128 mill. DM). Earnings before interest, taxes, depreciation and amortization (EBITDA) showed an improvement of 2.5 % to 208 mill. DM (prior year 203 mill. DM). Net earn-

HORNBACH-Baumarkt-AG-Group (March 1 thru November 30)	**Q1-3 2001/2002** in million DM	**Change on previous year** in %	**Q1-3 2000/2001** in million DM
Earnings figures			
Gross sales	2,575.6	9.9	2,344.5
Net sales	2,218.3	9.8	2,020.5
Other operating income	28.0	4.9	26.7
Gross profit	822.7	11.0	740.9
Staff expenses	321.1	16.0	276.7
Depreciation on intangible and tangible fixed assets	73.8	– 1.1	74.6
Other operating expenses	293.5	12.4	261.2
Result of financial activities	– 30.5	– 1.0	– 30.8
Result from ordinary activities (pre-tax profit)	**103.8**	**6.4**	**97.6**
Taxes on income and earnings	35.0	– 20.3	43.9
Other taxes	2.3	9.5	2.1
Net earnings	**66.5**	**28.9**	**51.6**
Other key data			
Earnings before interest and taxes (EBIT)	134.3	4.6	128.4
Earnings before interest, taxes and depreciation (EBITDA)	208.1	2.5	203.0
Earnings per share in DM acc. to DVFA/SG	DM 4.17	29.1	DM 3.23

All information in accordance with Commercial Code (HGB)

ings improved by 28.9 % to 66.5 mill. DM (prior year 51.6 mill. DM); the DVFA/SG result per share rose by 29.1% to 4.17 DM (3.23 DM).

The tabular overview on page 3 provides a summary of the profit and loss account and the key ratios for the first nine months of fiscal year 2001/2002.

Headcount
Effective 30 November 2001, a total of 7,766 staff (prior year 7,016) were employed throughout Europe. The annual average of full-time equivalents totals 6,706 (prior year 6,039).

Capital expenditures
In the first nine months 2001/2002 169 mill. DM (prior year 104 mill. DM) were invested primarily in land and buildings (70 %) and in equipment (30 %).

The following cash flow statement provides information on financing and investment activities:

HORNBACH-Baumarkt-AG-Group **Cash flow statement**	**9 months 2001/2002** in million DM	**9 months 2000/2001** in million DM
Net profit	67	52
Depreciation on fixed assets	74	74
Change in provisions and accruals	13	– 27
Profit/loss from disposal of fixed assets	– 1	0
Change in inventories, trade receivables and other assets	– 53	17
Change in trade accounts payable and other liabilities	34	50
Net cash generated by operating activities	**134**	**166**
Proceeds from disposals of fixed assets	92	4
Investments in fixed assets	– 140	– 104
Investments in intangible assets	– 2	0
Investments in consolidated companies and other operations	– 23	0
Net cash used in investing activities	**– 73**	**– 100**
Payments to shareholders	– 26	– 26
Proceeds from borrowings	16	61
Repayments of borrowings	– 34	– 51
Group financing receipts/payments	– 52	22
Change in current account liabilities	54	– 39
Net cash used in financing activities	**– 42**	**– 33**
Net increase in cash and cash equivalents	19	33
Cash and cash equivalents as at 1 March	58	58
Cash and cash equivalents as at 30 November	**77**	**91**

Euro conversion
The organizational and technical preparations for the euro conversion are complete. HORNBACH has incidentally also committed itself to not changing prices of articles as part of the currency conversion either before or after the relevant date of 1 January 2002. DM prices are being converted exactly in line with the euro reference rate.

Outlook
HORNBACH-Baumarkt-AG will appoint a new member of the Board of Management responsible for Information Systems (IS) and Logistics in February 2002. As reported in an ad hoc announcement today the Staff Committee of the Supervisory Board of the company has proposed to the overall Supervisory Board that Dr. Bernd Lübcke (50) should be appointed Director for IS and Logistics with effect from 1 February 2002.

It is planned to open an additional DIY superstore with garden centre in Dresden in the further course of fiscal year 2001/2002. The gross sales of HORNBACH-Baumarkt-AG until the end of the fiscal year (28 February 2002) have been developing on schedule in spite of the difficult market environment and are expected to reach approximately 3.3 billion DM. Earnings will be above those of the prior year.

Bornheim, 20 December 2001

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

82 - 3729

Ad hoc-notification

HORNBACH-Baumarkt-AG will appoint Board of Management for IS and Logistics

Bornheim, 20 December 2001.
HORNBACH-Baumarkt-AG will appoint a new member of the Board of Management responsible for Information Systems (IS) and Logistics in February 2002. The Staff Committee of the company's Supervisory Board has proposed to the overall Supervisory Board that Dr. Bernd Lübcke (50) should be appointed Director for IS and logistics with effect from 1 February 2002. Dr. Lübcke will essentially take over the responsibilities of Martin Hornbach, who will be leaving the company at the end of 2001 (ad hoc from 12.11.2001). Until his successor is appointed, interdepartmental responsibilities for logistics will lie with Steffen Hornbach (CEO), and for IS with Roland Pelka (CFO).

Dr. Bernd Lübcke brings with him many years of experience in the IS sectors of large industrial enterprises. After professional posts held within the tyre industry, Dr. Lübcke, whose post-graduate qualification is in mathematics, was, amongst other things, responsible for reorganizing and modernizing the IT-sector based on SAP R/3 as Director of Information Technology for Dunlop GmbH, Hanau. Finally Dr. Lübcke, as Director of Information Technology, led the fusion of the IT-sectors and the integration of the information systems of the Goodyear-Dunlop joint venture in Germany.

On 20 December 2001 HORNBACH-Baumarkt-AG and the parent company, HORNBACH HOLDING AG, will publish its quarterly report for 30 November 2001. Reference is made to the press releases which can be found on the Internet under the following addresses:

www.hornbach.de.
www.hornbach-holding.de

HORNBACH-Investor Relations
Axel Müller
Tel. 06348/60-2444
axel.mueller@hornbach.com

HORNBACH and Kingfisher form strategic alliance

Kingfisher acquires a qualified minority holding –
Management control remains with HORNBACH

Bornheim bei Landau, 27 November 2001. – There has been movement in the consolidation of the European DIY sector : the leading European retail group Kingfisher plc (London) and HORNBACH HOLDING AG, market leader in the large format DIY superstores and garden centres segment in Germany, are cementing a strategic alliance. As HORNBACH has stated, Europe's largest DIY operator, with its DIY subsidiary companies Castorama (France) and B&Q (United Kingdom), will take over 25 % plus one share in the ordinary voting shares. This corresponds to a share of 12.5 % plus one share in the total share capital of HORNBACH HOLDING AG. Management control will remain with HORNBACH. Kingfisher's holding will be subject to the approval of the cartel authorities.

As agreed, Kingfisher will take over 25 % plus one share in the 4 million ordinary shares not quoted on the stock exchange (WKN 608340), which have hitherto been held by the Hornbach families. Not affected by the above will be the other half of the share capital, the 4 million non-voting preference shares owned by outside shareholders (WKN 608343).

The ordinary shareholders of HORNBACH HOLDING AG and Kingfisher have agreed on co-operation over and above the financial shareholding. "The international growth of the HORNBACH Group will acquire a new quality and additional dynamism through the

commitment of Kingfisher," said Albrecht Hornbach, Chairman of the Management Board of HORNBACH HOLDING AG. "I see considerable benefits which will significantly strengthen the position of both partners." For example, the new German - British partnership has brought a fresh wind to the consolidation of the do-it-yourself (DIY) industry, which has been long expected by those who know the sector. "We have now made a clear statement and have additional potential to leave the competition even further behind us", said Albrecht Hornbach.

As well as the benefits for operative business, the sale of the qualified minority holding to Kingfisher will achieve other objectives. The proceeds will cushion the tax burden during the transfer to the next generation. The main part of the proceeds, however, is to be made available to the company in order to strengthen and accelerate growth.

Kingfisher is one of the leading retailing groups in Europe and, with its subsidiary companies B&Q and Castorama, is the No. 1 in the European DIY market. With the shareholding in the German market leader in what is known as the megastore segment (large format DIY superstores and garden centres with more than 10,000 square metres sales area), Kingfisher has secured itself attractive access to the largest do-it-yourself market in Europe, Germany, and also to other countries in which Castorama / B&Q do not operate any stores.

At present the HORNBACH Group, under the control of Baumarkt-AG operates 90 stores in five European countries – including the two new stores opened in Austria in Wels and Graz on 21 November 2001 – with a sales area of 874,000 square metres and three separate garden centres (13,530 square metres) under the umbrella of HORNBACH Florapark GmbH. HORNBACH is the megastore market leader in Germany, with an average sales area of more than 9,700 square metres for each DIY superstore and garden centre. Sales in the HORNBACH HOLDING Group will be more than 3.4 billion DM in the current financial year 2001 / 2002 (previous year 3.1 billion DM).

Future Group Structure of HORNBACH HOLDING AG



Freefloat
Preference shares 1
(WKN 608343)
Hornbach Familien Treuhand GmbH
Ordinary shares 2
(WKN 608340)
Kingfisher plc
Ordinary shares 2
(WKN 608340)
50 %
37,5 %
minus 1 share
12,5 %
plus 1 share
HORNBACH
Freefloat
Ordinary shares 1
(WKN 608440)
20 %
80 %1
100 %
100 %
100 %
HORNBACH Baumarkt-AG 3
HORNBACH Immobilien AG 3
HORNBACH Florapark GmbH
HORNBACH Baustoff Union GmbH 3

[1] Quoted on
[2] Not Quoted on
[3] Plus other subsidiary companies in Germany and abroad

Presse / Public Relations
Dr. Ursula Dauth
phone +49 (0)6348/60-2081
presse@hornbach.com

Investor Relations
Axel Müller
phone +49(0)6348/60-2444
invest@hornbach.com

Ad hoc-notification

HORNBACH and Kingfisher form strategic alliance

Bornheim bei Landau, 27 November 2001. -
The leading European retail group Kingfisher plc (London) and HORNBACH HOLDING AG, market leader in the large format DIY superstores and garden centres segment in Germany, are cementing a strategic alliance. Subject to the approval of the competition authorities, Kingfisher, the largest DIY operator in Europe, with its subsidiary companies Castorama (France) and B&Q (Great Britain), is acquiring a qualified minority holding in HORNBACH HOLDING AG. As agreed, Kingfisher is taking over 25 % plus one share of the 4 million ordinary shares not quoted on the stock exchange (WKN 608340), which have hitherto been held by the Hornbach families. Not affected by the above will be the other half of the share capital, the 4 million non-voting preference shares which are quoted on the stock exchange and are in the ownership of outside shareholders (WKN 608343). Both companies are looking forward to considerable synergies from the alliance and a sustained reinforcement of their position in Europe.

Contact:
HORNBACH-Investor Relations
Axel Müller
phone: +49 (0) 6348 60 2444
mail: invest@hornbach.com